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                                                                   EXHIBIT 99.12

                             ARBITRATION BEFORE THE
                        AMERICAN ARBITRATION ASSOCIATION
                                 HOUSTON, TEXAS

                                     )     Case No. 70 Y 16800717 02
                                     )
JAMES P. HUNTER, III and             )
JAMES P. HUNTER, III FAMILY          )
PARTNERSHIP, LTD.,                   )
                         Claimants   )     FIRST AMENDED
                                     )     DEMAND FOR ARBITRATION
vs.                                  )     AND COMPLAINT FOR
                                     )     DAMAGES
SERVICE CORPORATION INTERNATIONAL,   )
ROBERT L. WALTRIP,                   )
L. WILLIAM HEILIGBRODT, and          )
GEORGE R. CHAMPAGNE,                 )
                                     )
                      Respondents    )


         Claimants James P. Hunter, III and James P. Hunter, III Family Partnership, Ltd., submit the following controversy for arbitration before the American Arbitration Association against Respondents Service Corporation International, Robert L. Waltrip, L. William Heiligbrodt, and George K. Champagne, and allege as follows:

                                       I.

                               NATURE OF ACTION

         1. Claimants sue for fraud and misrepresentation under Texas statutory and common law. Claimants gave up shares and stock options in Equity Corporation International (Equity) and acquired the shares of Service Corporation International (SCI) in the stock-for-stock merger of Equity into SCI (the Merger) on January 19, 1999. Jim Hunter also surrendered his positions as Chairman, CEO, and President of Equity and accepted instead a position as an employee and officer of SCI. As the top executive officer of Equity and its chairman, as well as one of Equity's largest shareholders, Jim Hunter's consent to the Merger was essential to its consummation. To persuade


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Jim Hunter to consent to the Merger and to accept employment by SCI, respondents hid knowledge they had and were under a duty to disclose concerning SCI's poor financial performance in the quarter ending December 31, 1998. In so doing, respondents misrepresented and concealed material information that, had it been disclosed, would have resulted in termination of the transaction.

                                       II.

                             JURISDICTION AND VENUE

         2. The claims asserted herein arise under the Texas Securities Act, Tex. Rev. Civ. Stat. art. 581-33, Tex. Bus. & Comm. Code Section 27.01, and the Texas common law of fraud, negligent misrepresentation, and conspiracy.

         3. Claimants filed suit on these claims in state court in Angelina County, Texas, in November 1999. Respondents demanded that these claims be arbitrated pursuant to Section 10.6 of an Agreement and Plan of Merger by and among Service Corporation International, SCI Delaware Funeral Services, Inc., and Equity Corporation International (the Merger Agreement). The arbitration provisions of the Merger Agreement are attached as Exhibit A.

         4. Paragraph 10.6(b) of the Merger Agreement provides that the arbitration shall be conducted in Houston, Texas, pursuant to the Commercial Arbitration Rules of the American Arbitration Association in effect at the time of the arbitration, except as modified by the provisions of the Merger Agreement or the mutual agreement of the parties.

                                      III.

                      APPOINTMENT OF CLAIMANTS' ARBITRATOR

         5. Claimants appoint the Honorable Robert M. Parker as their arbitrator. Judge Parker's mailing address is 100 East Ferguson, Suite 1114, Tyler, Texas 75702.




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                                      IV.

                                     PARTIES

         6. Claimant Jim Hunter is a resident of Lufkin, Texas. Jim Hunter was the Chairman of the Board, President, and Chief Executive Officer of Equity from the time of its spin-off in 1990 from SCI until the Merger. Jim Hunter built Equity into the fourth largest publicly-traded provider of deathcare services and products in the United States, and increased annual revenues from $18 million in 1990 to an estimated $206 million in 1998.

         7. Respondent SCI is a corporation organized under the laws of the State of Texas with its principal executive offices located at 1929 Allen Parkway, Houston, Texas. Respondent SCI is represented in this dispute by J. Clifford Gunter, III, Bracewell & Patterson, L.L.P., 711 Louisiana Street, Suite 2900, Houston, Texas 77002. Mr. Gunter has agreed and is authorized to accept service of this arbitration demand on behalf of respondent SCI.

         8. Respondent Robert L. Waltrip (Waltrip) is the Chief Executive Officer and Chairman of the Board of SCI. Waltrip resides in Houston, Texas. Respondent Waltrip is represented in this dispute by J. Clifford Gunter III, Bracewell & Patterson, L.L.P., 711 Louisiana Street, Suite 2900, Houston, Texas 77002. Mr. Gunter has agreed and is authorized to accept service of this arbitration demand on behalf of respondent SCI.

         9. Respondent L. William Heiligbrodt (Heiligbrodt) was the President and Chief Operating Officer of SCI front before the time he contacted Hunter on July 22,1998, to ask Hunter to consider the Merger, until February 11, 1999. Respondent Heiligbrodt is represented in this dispute by J. Clifford Gunter III, Bracewell & Patterson, L.L.P., 711 Louisiana Street, Suite 2900, Houston, Texas 77002. Mr. Gunter has agreed and is authorized to accept service of this arbitration demand on behalf of respondent SCI.




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         10. George R. Champagne (Champagne) was the Executive Vice President
and Chief Financial Officer of SCI since before July 22, 1998, until after the Merger was consummated. Respondent Champagne is represented in this dispute by
J. Clifford Gunter III, Bracewell & Patterson, L.L.P., 711 Louisiana Street, Suite 2900, Houston, Texas 77002. Mr. Gunter has agreed and is authorized to accept service of this arbitration demand on behalf of respondent SCI.

                                       V.

                                      FACTS

                 NEGOTIATION AND CLOSING OF THE MERGER AGREEMENT

         11. On July 22, 1998, respondents Heiligbrodt and Waltrip contacted Jim Hunter to ask him whether Equity would be interested in being acquired by SCI.

         12. Jim Hunter thought that SCI could be an attractive merger prospect for Equity in the summer of 1998. Accordingly, after defendants Heiligbrodt and Waltrip contacted Jim Hunter on July 22, 1998, Jim Hunter decided to consider a merger with SCI.

         13. On July 27,1998, Heiligbrodt met with Jim Hunter. At the meeting, Heiligbrodt delivered a letter signed by defendant Waltrip urging Jim Hunter to enter into formal merger negotiations.

         14. Following the July 27, 1998 meeting, Equity formally retained ABN AMRO as its financial advisor. SCI hired J. P. Morgan & Co. (Morgan).

         15. SCI and Equity executed the Merger Agreement on August 6, 1998.

         16. In connection with the Merger, Jim Hunter agreed to an employment agreement with SCI and its subsidiary to serve as SCI's Executive Vice President for at least three years. The employment agreement provided for a salary, discretionary bonuses, and other compensation to Jim Hunter.



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         17. In the Merger Agreement, SCI represented that at the closing date of the Merger, there had been no development that could reasonably be anticipated to be adverse to SCI's business or financial condition (sections 4.7 and 10.10(g)), and promised that SCI would promptly notify Equity if it learned of any such development (section 7.9). Equity had the right to terminate the Merger Agreement in the event of any such development (sections 8.2(a) and 9.1
(a)(i)). Claimants relied on SCI's representations and promises, and understood that SCI had a duty to disclose any such adverse development to Equity, and therefore to Jim Hunter, Equity's CEO.

         18. The Merger Agreement was incorporated by reference in and attached to a November 20, 1998 Prospectus and Proxy Statement (the Prospectus) that was transmitted to Claimants. The Prospectus explicitly stated that shareholders should rely on the information contained in and incorporated by reference in the Prospectus.

         19. In December 1998, the Merger Agreement was amended to lower the exchange ratio for the Merger, reflecting the rising price of SCI stock. On December 12, 1998, SCI amended the Prospectus to disclose the lower exchange ratio. In accordance with the renegotiated exchange ratio, Claimants received when the Merger closed 0.71053 shares of SCI stock for each of their shares of Equity stock, and Jim Hunter exchanged his Equity stock options for SCI stock options on the same exchange ratio.

         20. The Merger closed on January 19, 1999. Through January 19, 1999, SCI did not disclose to Equity or Claimants any development that could reasonably be anticipated to be adverse to SCI's business or financial condition. Claimants reasonably believed that there had been no such adverse development up to and including January 19,1999, because they knew that SCI was required to disclose any such development to Equity, and SCI had not done so.


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                         SCI DISCLOSES ITS POOR RESULTS

         21. Within seven days of the Merger, however, SCI publicly announced on January 26, 1999 that it had substantially missed both its fourth quarter and its annual earnings estimates.

         22. SCI's failure to meet its earnings estimates was material information to Claimants. If Jim Hunter had known that SCI anticipated missing or had missed its earnings estimates before the Merger closed on January 19, 1999, Jim Hunter would have caused Equity to terminate the Merger Agreement. SCI's failure to meet its earnings estimates was a development that could reasonably be anticipated to be adverse to SCI's business or financial condition and SCI did in fact anticipate that it would be adverse to SCI's business and financial condition. SCI knew that the earnings information would come as a tremendous shock to the investment community and would cause an immediate and drastic drop in the price of SCI's shares.

              JIM HUNTER DISCOVERS THE FRAUD AND IS TOLD TO RESIGN

         23. After SCI publicly announced its failure to meet its earning estimates on January 26, 1999, SCI's CFO, respondent George Champagne, acknowledged to Jim Hunter that SCI had known before the Merger closed that SCI would substantially miss its earnings estimates.

         24. In addition, after the January 26, 1999 announcement, an employee of SCI's auditor, PricewaterhouseCoopers told Jim Hunter that PricewaterhouseCoopers knew before the Merger closed that SCI would substantially miss its earnings estimates, and that this information was memorialized in a memorandum that had been sent to SCI.

         25. In late February or early March, 1999, Jim Hunter was asked to attend a meeting in which counsel for SCI asked for Jim Hunter's reaction to the statement that "our investigation has shown that senior management of SCI had no knowledge of the impending earnings shortfall." Jim Hunter responded that the statement was ludicrous.



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         26. Two days later, defendant Waltrip advised Jim Hunter that there was no longer any place for him in the SCI organization. Accordingly, Jim Hunter resigned as an officer of SCI and entered into an amendment of his employment agreement with SCI. Pursuant to the amendment, the term of the employment agreement was limited, Jim Hunter's duties were restricted, and Jim Hunter's eligibility to earn bonus payments was constrained.

                                CAUSES OF ACTION

                                    COUNT I

                       TEXAS SECURITIES ACT, ART. 581-33

         27. Claimants repeat and reallege each allegation contained above.

         28. Claimants bring this Count under the Texas Securities Act, Art. 58l-33A, B, and C.

         29. SCI offered to buy from claimants their Equity shares, and to sell to claimants SCI shares, by means of an untrue statement of a material fact, and by an omission to state a state a material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading.

         30. SCI was the issuer for the SCI shares sold to claimants via the Merger. SCI disseminated a prospectus for the Merger exchange shares registered under 15 U.S.C. Section 77f. The prospectus contained an untrue statement of material fact, and omissions of material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading.

         31. Claimants had no knowledge of the misrepresentations or omissions at the time of the Merger when they sold their Equity shares and purchased SCI shares.

         32. Each of the respondents had knowledge of the misrepresentations and omissions or in the exercise of reasonable care would have known of the untruths or omissions.



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         33. Each of the individual respondents was a control person of SCI for purposes of art. 581-33 F and so is liable jointly and severally with SCI for SCI's violations of art. 581-33 A, B and C.

         34. Pursuant to art. 581-33 D, claimants hereby tender their SCI shares and options and seeks recovery of the value of the Equity shares and options they surrendered upon the Merger, with any offsets as provided under the statute.

         35. Claimants also seek costs and reasonable attorney's fees.

                                    COUNT II

                  TEXAS BUSINESS & COMMERCE CODE SECTION 27.01

         36. Claimants repeat and reallege each allegation contained above.

         37. Claimants bring this Count for fraud in a transaction involving stock in a corporation under Tex. Bus. & Comm. Code Section 27.01.

         38. Respondents misrepresented that there had been no development that could reasonably be anticipated to be adverse to SCI's business or financial condition through the date the Merger was consummated.

         39. Respondents made the material misrepresentations with the intent to induce Jim Hunter to refrain from terminating the Merger Agreement and to cause Equity to consummate the Merger after the shareholder approval.

         40. Claimants relied on the material misrepresentations.

         41. Claimants had no knowledge of the falsity of respondents' material misrepresentations.

         42. As persons who made material false representations to claimants in violation of Section 27.01(a), SCI and the individual respondents are liable to claimants for actual damages under



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Section 27.01(b). Claimants' actual damages include their loss on the value of their Equity stock and options as well as Jim Hunter's diminished compensation as an employee of SCI.

         43. Because respondents had actual awareness of the falsity of their material misrepresentations, they are liable to claimants for exemplary damages under Section 27.01(c).

         44. Respondents are liable to claimants under Section 27.01(e) for reasonable and necessary attorney's fees, expert witness fees, costs for copies of depositions, and costs of court.

                                   COUNT III

                                COMMON LAW FRAUD

         45. Claimants repeat and reallege each allegation contained above.

         46. Respondents made the material misrepresentations described above. In addition, respondents had a duty to disclose the information concerning SCI's poor results, but failed to do so. As soon as SCI learned of the possibility that it would miss its earnings target, SCI had a duty to inform Equity, and therefore Hunter, and the failure to do so constituted a material omission and a continuing misrepresentation that it had not suffered any adverse development.

         47. Respondents knew that the misrepresentations were false when made or made such material misrepresentations recklessly and without any knowledge of their truth, and knew that the omissions failed to correct prior representations that were false.

         48. Respondents intended that claimants rely on the material misrepresentations.

         49. Claimants did rely on respondents' material misrepresentations.

         50. As result of the respondents' fraud, claimants suffered injury. Claimants' actual damages include their loss on the value of their Equity stock and options as well as Jim Hunter's diminished compensation as an employee of SCI. Respondents are liable to claimants for actual damages.



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         51. Respondents willfully and intentionally defrauded claimants and so are liable to them for exemplary damages.

                                    COUNT IV

                          NEGLIGENT MISREPRESENTATION

         52. Claimants repeat and reallege each allegation contained above.

         53. Respondents provided false information to Hunter in the course of their business or in a transaction in which they had a pecuniary interest.

         54. Respondents provided the false information for the guidance of claimants in claimants' business.

         55. Respondents did not exercise reasonable care or competence in obtaining or communicating the information to claimants.

         56. As a result of respondents' negligent misrepresentations, claimants suffered damages. Claimants' actual damages include their loss on the value of their Equity stock and options as well as Jim Hunter's diminished compensation as an employee of SCI.

         WHEREFORE, claimants pray for relief and judgment, as follows:

         o Compensatory damages against all respondents, jointly and severally;

         o        Exemplary damages against all respondents;

         o        Interest on damages in accordance with law;

         o Claimants' reasonable and necessary costs (including reasonable and necessary attorney's fees);

         o        Expert witness fees;

         o        Costs of copies of depositions; and

         o Such other and further relief as the arbitration panel may deem just and prosper.



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DATED: 1/24/03                               Respectfully submitted,
       -------

                                             SUSMAN GODFREY L.L.P.


                                        By:  /s/ MARK L.D. WAWRO
                                             ---------------------------------

                                             Mark L.D. Wawro
                                             State Bar No. 20988275
                                             Harry P. Susman
                                             State Bar No. 24008875
                                             1000 Louisiana Street, Suite 5100
                                             Houston, Texas 77002
                                             Telephone: (713) 651-9366
                                             Fax: (713) 654-6666

                                             Attorneys for Claimants

OF COUNSEL:

George Chandler
Law Offices of George Chandler
207 East Frank Street #105
Lufkin, Texas 75902
Telephone: (936) 632-7778
Fax: (936) 632-1304




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